
September 9, 2020

Billy Cho
Chief Financial Officer
Zai Lab Ltd
4560 Jinke Road
Bldg. 1, Fourth Floor
Pudong
Shanghai, China 201210

> **Re: Zai Lab Ltd**
> **Form 20-F for the fiscal year ended December 31, 2019**
> **Filed April 29, 2020**
> **File No. 001-38205**

Dear Mr. Cho:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2019

Exhibits 12.1 and 12.2, page 1

1. The SEC rules under Section 302 of the Sarbanes-Oxley Act require that the language of the 302 certification not be altered. Item 601(b)(31) states that the certification must be provided exactly as stated therein. We note certain differences between the language in paragraphs 4 and 5 of your disclosure and the language that is required. Please amend your Form 20-F to include revised certifications as appropriate.

Item 4. Information on the Company
Overview of the License Agreements, page 98

2. For your license agreements with Incyte, Decipher and Novocure, please disclose when

the royalty term is currently expected to expire.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson at 202-551-3649 or Christine Torney at 202-551-3652 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences